FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 17, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.     Reporting Issuer
       ----------------

       DynaMotive Energy Systems Corporation
       230-1700 West 75th Avenue
       Vancouver, BC V6P 6G2

       Tel. (604) 267-6013

2.     Date of Material Change
       -----------------------

       February 16, 2006

3.     Press Release
       -------------

       February 16, 2006

4.     Summary of Material Change
       --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that the Canadian Manufacturers & Exporters (CME), in partnership with the National Research Council Canada - Industrial Research Assistance Program (NRC-IRAP), has honoured Vancouver's DynaMotive Energy Systems Corporation with the 2005 BC-Yukon Innovation Award for New Technology.

"DynaMotive's leading-edge innovation in the area of pyrolysis technology has earned the company a reputation as a global leader," said Werner Knittel, CME British Columbia Vice President. "CME and NRC-IRAP are proud to honour a deserving company like DynaMotive Energy Systems - a company that displays the unique and innovative capacity of British Columbia enterprises."

The Award recognizes innovative excellence in the development and application of new process manufacturing technologies in Canada. IRAP's industrial technology advisors work with small to medium size enterprises across Canada to help increase their innovative and technological capacity.

DynaMotive is recognized as the world leader in fast pyrolysis technology. Its principal business is the development and commercialization of environmentally friendly energy systems, based on fuels produced from biomass.

The Company's patented fast pyrolysis technology converts forest and agricultural residue into liquid BioOil and char. BioOil is a clean burning, greenhouse gas neutral fuel that can be used to replace fossil fuels to generate power and heat in stationary gas turbines, diesel engines, kilns and boilers, as well as replace natural gas in the forest industry and coal in other industrial applications

When combusted, BioOil has no sulfur dioxide emissions (SOx) and approximately one-half the nitrogen oxide emissions (NOx) of diesel fuel. Use of BioOil could help solve the emissions problems faced by users of natural gas, diesel and other fossil fuels and manufacturers of gas turbine and diesel engines. It's a significant source of green house gas credits.

In 2005, DynaMotive generated power at its BioOil cogeneration facility located at Erie Flooring and Wood Products in West Lorne, Ontario. Power was generated by Magellan Aerospace, Orenda division's OGT2500 gas turbine, and delivered to the Ontario energy grid. The BioOil fuelled turbine successfully established comparable performance to that achieved from natural gas and diesel fuels. This is the world's first BioOil fuelled gas turbine to generate power at a combined heat and power facility. The project received support from Sustainable Development Technology Canada.

5.     Full Description of Material Change
       -----------------------------------

       Please see attached press release

6.     Reliance on Section 85(2) of the Act
       ------------------------------------

       N/A

7.     Omitted Information
       -------------------

       N/A

8.     Senior Officers
       ---------------

       The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

       Andrew Kingston
       President & CEO
       6876 Churchill Street
       Vancouver, BC V6P 5B3
       (604) 267-6013

9.     Statement of Senior Officer
       ---------------------------

       The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 16th day of February 2006.

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

               (signed)   "Andrew Kingston"
                           ----------------
                           Andrew Kingston
                           President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release: February 16th 2006

    DynaMotive Energy Systems Corporation Named 2005 NRC-IRAP Award Winner
                 for New Technology in BC/Yukon Region


Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that the Canadian Manufacturers & Exporters (CME), in partnership with the National Research Council Canada - Industrial Research Assistance Program (NRC-IRAP), has honoured Vancouver's DynaMotive Energy Systems Corporation with the 2005 BC-Yukon Innovation Award for New Technology.

"DynaMotive's leading-edge innovation in the area of pyrolysis technology has earned the company a reputation as a global leader," said Werner Knittel, CME British Columbia Vice President. "CME and NRC-IRAP are proud to honour a deserving company like DynaMotive Energy Systems - a company that displays the unique and innovative capacity of British Columbia enterprises."

The Award recognizes innovative excellence in the development and application of new process manufacturing technologies in Canada. IRAP's industrial technology advisors work with small to medium size enterprises across Canada to help increase their innovative and technological capacity.

DynaMotive is recognized as the world leader in fast pyrolysis technology. Its principal business is the development and commercialization of environmentally friendly energy systems, based on fuels produced from biomass.

The Company's patented fast pyrolysis technology converts forest and agricultural residue into liquid BioOil and char. BioOil is a clean burning, greenhouse gas neutral fuel that can be used to replace fossil fuels to generate power and heat in stationary gas turbines, diesel engines, kilns and boilers, as well as replace natural gas in the forest industry and coal in other industrial applications

When combusted, BioOil has no sulfur dioxide emissions (SOx) and approximately one-half the nitrogen oxide emissions (NOx) of diesel fuel. Use of BioOil could help solve the emissions problems faced by users of natural gas, diesel and other fossil fuels and manufacturers of gas turbine and diesel engines. It's a significant source of green house gas credits.

In 2005, DynaMotive generated power at its BioOil cogeneration facility located at Erie Flooring and Wood Products in West Lorne, Ontario. Power was generated by Magellan Aerospace, Orenda division's OGT2500 gas turbine, and delivered to the Ontario energy grid. The BioOil fuelled turbine successfully established comparable performance to that achieved from natural gas and diesel fuels. This is the world's first BioOil fuelled gas turbine to generate power at a combined heat and power facility. The project received support from Sustainable Development Technology Canada.

DynaMotive is currently researching other product applications as well as higher value derivative products, including mobile fuels.


About DynaMotive
----------------
DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission



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